FREEGOLD VENTURES LIMITED

(Formerly International Freegold

Mineral Development Inc.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 DECEMBER 2004 and 2003

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-3800 info@staleyokada.com www.staleyokada.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Freegold Ventures Limited:

We have audited the accompanying consolidated balance sheets of Freegold Ventures Limited (formerly International Freegold Mineral Development Inc.) (An Exploration Stage Company) as at 31 December 2004 and 2003 and the related consolidated statements of changes in shareholders’ equity, loss and cash flows for the years ended 31 December 2004, 2003 and 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2004 and 2003 and the changes in shareholders’ equity, results of its operations and its cash flows for the years ended 31 December 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
28 January 2005, except as to Note 4(a)(v) which is as at 2 February 2005	CHARTERED ACCOUNTANTS

Freegold Ventures Limited (Formerly International Freegold Mineral Development Inc.) (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets
As at 31 December
Canadian Funds

ASSETS	2004	2003
Current
Cash and cash equivalents	$1,573,522	$2,665,654
Accounts and advances receivable	176,273	22,159
Portfolio investments (Note 3)	216,711	176,479
Prepaid expenses and deposits	34,563	1,100
	2,001,069	2,865,392
Restricted Cash – Flow-through	894,321	750,000
Mineral Property Costs - Schedule (Note 4)	7,509,371	6,910,017
Property, Plant and Equipment (Note 5)	37,896	33,827
	$10,442,657	$10,559,236

LIABILITIES
Current
Accounts payable	$200,841	$64,339
Accrued liabilities	42,985	15,000
Due to related parties (Note 6)	20,960	-
Option payment settlement - current (Note 4a(ii))	12,982	23,211
	277,768	102,550

Option Payment Settlement (Note 4a(ii))	-	19,448

Contingent Liabilities (Note 4g)
Commitments (Note 4a(i) and 10)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
100,000,000 common shares without par value
Issued, allotted and fully paid:
29,992,205 (2003 – 26,266,705) shares	31,269,386	29,834,104
Deficit - Statement 2	(21,104,497)	(19,396,866)
	10,164,889	10,437,238
	$10,442,657	$10,559,236

ON BEHALF OF THE BOARD:

       “Harry Barr”                          , Director                    “Bernard Barlin”             , Director

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2
Consolidated Statement of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares Shares Amount		Accumulated Deficit	Total
Issued at Inception, 22 July 1985 (unaudited)	1	$-	$-	$-

Issuance of common shares for:
Cash	2,990,000	755,418	-	755,418
Property	248,000	62,000	-	62,000
Balance – 31 December 1985 (unaudited)	3,238,001	817,418	-	817,418

Issuance of common shares for:
Property	71,667	21,116	-	21,116
Equipment purchases	24,100	18,075	-	18,075
Balance – 31 December 1986 (unaudited)	3,333,768	856,609	-	856,609

Issuance of common shares for:
Cash	465,000	183,721	-	183,721
Property	40,000	26,000	-	26,000
Loss for the year	-	-	(549,486)	(549,486)
Balance – 31 December 1987 (unaudited)	3,838,768	1,066,330	(549,486)	516,844

Issuance of common shares for:
Cash	1,388,500	923,307	-	923,307
Property	450,000	153,000	-	153,000
Loss for the year	-	-	(696,636)	(696,636)
Balance – 31 December 1988 (unaudited)	5,677,268	2,142,637	(1,246,122)	896,515

Issuance of common shares for:
Cash	165,500	28,135	-	28,135
Loss for the year	-	-	(144,849)	(144,849)
Balance – 31 December 1989 (unaudited)	5,842,768	2,170,772	(1,390,971)	779,801

Issuance of common shares for:
Cash	1,674,723	297,029	-	297,029
Loss for the year	-	-	(179,417)	(179,417)
Balance – 31 December 1990 (unaudited)	7,517,491	2,467,801	(1,570,388)	897,413

Issuance of common shares for:
Cash	3,491,462	765,659	-	765,659
Loss for the year	-	-	(914,138)	(914,138)
Balance – 31 December 1991(unaudited)	11,008,953	3,233,460	(2,484,526)	748,934

Issuance of common shares for:
Cash	3,126,817	879,588	-	879,588
Property	50,000	28,000	-	28,000
Share issuance costs	-	-	(115,828)	(115,828)
Loss for the year	-	-	(825,551)	(825,551)
Balance – 31 December 1992 (unaudited)	14,185,770	$4,141,048	$(3,425,905)	$715,143

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2 Continued
Consolidated Statement of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares Shares Amount		Accumulated Deficit	Total
Balance – 31 December 1992 (unaudited)	14,185,770	$4,141,048	$(3,425,905)	$715,143

Issuance of common shares for:
Cash	748,600	190,200	-	190,200
Property	200,000	59,000	-	59,000
Loss for the year	-	-	(356,576)	(356,576)
Balance – 31 December 1993 (unaudited)	15,134,370	4,390,248	(3,782,481)	607,767
Share consolidation: one new share for six old shares basis	(12,612,057)	-	-	-
Balance – 31 December 1993 (post-consolidation) (unaudited)	2,522,313	4,390,248	(3,782,481)	607,767

Issuance of common shares for:
Cash	1,217,202	515,356	-	515,356
Debt settlement	1,010,208	563,870	-	563,870
Loss for the year	-	-	(986,402)	(986,402)
Balance – 31 December 1994 (unaudited)	4,749,723	5,469,474	(4,768,883)	700,591

Issuance of common shares for:
Cash	3,187,535	1,494,787	-	1,494,787
Debt Settlement	200,000	100,000	-	100,000
Property	250,000	237,500	-	237,500
Loss for the year	-	-	(472,937)	(472,937)
Balance – 31 December 1995 (unaudited)	8,387,258	7,301,761	(5,241,820)	2,059,941

Issuance of common shares for:
Cash	6,800,500	5,614,985	-	5,614,985
Property	900,000	837,000	-	837,000
Share issuance costs	-	-	(207,696)	(207,696)
Loss for the year	-	-	(764,670)	(764,670)
Balance – 31 December 1996 (unaudited)	16,87,758	13,753,746	(6,214,186)	7,539,560

Issuance of common shares for:
Cash	4,202,492	2,679,913	-	2,679,913
Property	700,000	310,000	-	310,000
Share issuance costs	-	-	(182,674)	(182,674)
Loss for the year	-	-	(1,163,831)	(1,163,831)
Balance – 31 December 1997 (unaudited)	20,990,250	16,743,659	(7,560,691)	9,182,968

Issuance of common shares for:
Cash	4,476,428	3,417,107	-	3,417,107
Property	100,000	50,000	-	50,000
Share issuance costs	-	-	(3,251)	(3,251)
Loss for the year	-	-	(786,622)	(786,622)
Balance – 31 December 1998 (unaudited)	25,566,678	20,210,766	(8,350,564)	11,860,202

Issuance of common shares for:
Cash	646,667	97,000	-	97,000
Property	3,221,714	676,560	-	676,560
Loss for the year	-	-	(1,961,965)	(1,961,965)
Balance – 31 December 1999 (unaudited)	29,435,059	$20,984,326	$(10,312,529)	$10,671,797

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2 Continued
Consolidated Statement of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares Shares Amount		Accumulated Deficit	Total
Balance – 31 December 1999 (unaudited)	29,435,059	$20,984,326	$(10,312,529)	$10,671,797

Issuance of common shares for:
Cash	5,860,000	957,500	-	957,500
Property	1,089,594	144,745	-	144,745
Share issuance costs	-	-	(17,500)	(17,500)
Loss for the year	-	-	(2,509,091)	(2,509,091)
Balance – 31 December 2000	36,384,653	22,086,571	(12,839,120)	9,247,451

Issuance of common shares for:
Property	2,280,000	229,500	-	229,500
Loss for the year	-	-	(4,271,711)	(4,271,711)
Balance – 31 December 2001 (pre-consolidated)	38,664,653	22,316,071	(17,110,831)	5,205,240
Share consolidation: one new share for four old shares basis	(28,998,490)	-	-	-
Balance – 31 December 2001 (post-consolidation)	9,666,163	22,316,071	(17,110,831)	5,205,240

Issuance of common shares for:
Cash	3,600,916	1,152,950	-	1,152,950
Property	1,100,000	436,500	-	436,500
Share issuance costs	-	-	(47,940)	(47,940)
Stock compensation costs	-	238,495	-	238,495
Loss for the year	-	-	(788,001)	(788,001)
Balance – 31 December 2002	14,367,079	24,144,016	(17,946,772)	6,197,244

Issuance of common shares for:
Cash	10,924,936	5,092,738	-	5,092,738
Property	800,000	336,000	-	336,000
Finder’s fee	174,690	-	-	-
Share issuance costs	-	-	(272,171)	(272,171)
Stock compensation costs	-	261,350	-	261,350
Loss for the year	-	-	(1,177,923)	(1,177,923)
Balance – 31 December 2003	26,266,705	29,834,104	(19,396,866)	10,437,328

Issuance of common shares for:
Cash	2,738,000	1,140,100	-	1,140,100
Property	900,000	303,000	-	303,000
Finder’s fee	87,500	-	-	-
Share issuance costs	-	-	(54,910)	(54,910)
Stock compensation costs	-	358,150	-	358,150
Future income tax on flow-through (Note 8)	-	(365,968)	-	(365,968)
Loss for the year	-	-	(1,652,721)	(1,652,721)
Balance – 31 December 2004	29,992,205	$31,269,386	$(21,104,497)	$10,164,889

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	Cumulative Amounts from 22 July 1985 to
	31 December	Year Ended 31 December
	2004 (unaudited)	2004	2003	2002
General and Administrative Expenses
Stock-based compensation expense	$857,995	$358,150	$261,350	$238,495
Consulting fees	1,412,456	173,124	297,581	93,326
Travel	1,499,899	156,151	97,152	60,872
Promotion	972,609	143,237	71,675	49,449
Management fees	1,346,548	124,640	124,280	97,290
Audit and accounting	529,973	76,110	58,405	28,142
Wages, salaries and benefits	542,901	73,823	39,432	-
Shareholder relations	1,109,456	61,067	89,199	18,000
Transfer and filing fees	568,182	52,456	56,327	57,945
Rent and utilities	496,399	40,015	40,015	40,015
Office and miscellaneous	549,230	30,175	41,569	9,305
Insurance	104,802	26,842	4,397	1,039
Legal	519,212	26,776	31,120	12,610
Telephone	422,545	18,330	16,414	3,980
Equipment rental	29,439	12,341	17,098	-
Amortization	344,092	8,480	7,577	9,102
Loss Before the Undernoted	(11,305,738)	(1,381,717)	(1,253,591)	(719,570)

Other Income (Expenses)
Gain on sale of investments	832,768	30,570	66,591	49,534
Interest income	474,567	65,250	19,654	955
Foreign exchange gain (loss), net	(6,093)	9,688	11,760	3,367
Miscellaneous income	232,264	73,003	-	-
Interest and bank charges	(119,922)	(27,107)	(3,620)	(5,476)
Write-off of mineral property costs	(10,098,154)	(788,376)	(18,717)	(104,036)
Bad debts	(38,132)	-	-	-
Finders’ fee	(41,156)	-	-	-
Write-down of investments	(630,375)	-	-	(12,775)
Property payments received in excess of cost	179,740	-	-	-
Gain on sale of property, plant and equipment	15,325	-	-	-
	(9,199,168)	(636,972)	75,668	(68,431)

Loss Before Income Taxes	(20,504,906)	(2,018,689)	(1,177,923)	(788,001)
Future income tax recovery (Note 8)	365,968	365,968	-	-
Loss for the Period	$(20,138,938)	$(1,652,721)	$(1,177,923)	$(788,001)

Loss per Share - Basic and diluted		$(0.06)	$(0.06)	$(0.07)

Weighted Average Number of Shares Outstanding		26,847,155	18,664,625	11,743,797

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	Cumulative Amounts from 22 July 1985 to
	31 December	Year Ended 31 December
Cash Resources Provided By (Used In)	2004 (unaudited)	2004	2003	2002
Operating Activities
Loss for the period	$(20,138,938)	$(1,652,721)	$(1,177,923)	$(788,001)
Items not affecting cash:
Amortization	344,092	8,480	7,577	9,102
Gain on sale of portfolio investments	(832,768)	(30,570)	(66,591)	(49,534)
Write-down of investments	630,375	-	-	12,775
Write-off of mineral property costs	10,098,154	788,376	18,717	104,036
Gain on sale of property, plant and equipment	(15,325)	-	-	-
Stock compensation expense included in consulting fees	857,995	358,150	261,350	238,495
Future income tax recovery on flow-through shares (Note 8)	(365,968)	(365,968)	-	-
Net changes in non-cash working capital components:
Amounts and advances receivable	(176,273)	(154,113)	(12,595)	(8,696)
Prepaid expenses and deposits	(34,563)	(33,463)	(1,100)	8,155
Accounts payable	876,930	136,502	35,901	9,138
Accrued liabilities	42,985	27,985	-	-
Due to related parties	20,960	20,960	(9,245)	(79,297)
	(8,692,344)	(896,382)	(943,909)	(543,827)

Investing Activities
Purchase of portfolio investments	(1,825,775)	(40,823)	(27,191)	(31,836)
Proceeds on sale of portfolio investments	1,893,256	48,260	93,735	100,490
Mineral property acquisition costs	(3,643,548)	(280,365)	(241,980)	(192,667)
Mineral property deferred exploration costs	(11,564,486)	(1,912,278)	(320,675)	(344,887)
Option payments received	525,754	104,585	40,000	20,000
Advances received from Meridian	986,228	986,228	-	-
Purchase of property, plant and equipment	(389,926)	(12,549)	(7,861)	-
Proceeds on sale of property, plant and equipment	41,336	-	-	-
Option payment liability settlement	(82,586)	(29,677)	(28,811)	(24,098)
	(14,059,747)	(1,136,619)	(492,783)	(472,998)

Financing Activities
Loans from (repayments to) related parties	-	-	-	(63,995)
Share capital issued	26,249,843	1,140,100	5,092,738	1,152,950
Share issuance costs	(965,559)	(54,910)	(272,171)	(47,940)
Treasury shares	(64,350)	-	-	-
	25,219,934	1,085,190	4,820,567	1,041,015

Net Increase (Decrease) in Cash	2,467,843	(947,811)	3,383,875	24,190
Cash and cash equivalent - Beginning of period	-	3,415,654	31,779	7,589
Cash and Cash Equivalent - End of Period	$2,467,843	$2,467,843	$3,415,654	$31,779

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows - continued
Canadian Funds

	Cumulative Amounts from 22 July 1985 to
	31 December	Year Ended 31 December
Cash Resources Provided By (Used In)	2004 (unaudited)	2004	2003	2002

Cash Position Consists of:
Cash and cash equivalents	$1,573,552	$1,573,522	$2,665,654	$31,779
Restricted cash	894,321	894,321	750,000	-
	$2,467,843	$2,467,843	$3,415,654	$31,779

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued or allotted for mineral property	$(3,940,364)	$(303,000)	$(436,500)	$(229,500)
Shares issued for debt	$(663,429)	$-	$-	$-
Shares issued for property, plant and equipment	$(18,073)	$-	$-	$-
Option payments received in shares	$81,800	$17,100	$32,600	$15,000
Stock-based compensation expense	$(857,995)	$(358,150)	$(261,350)	$(238,495)
Future income tax recovery on flow-through shares (Note 8)	$365,968	$365,968	$-	$-

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 December
Canadian Funds

	2004	2003
Direct
Golden Summit Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	$148,000	$-
Cash - option payments	70,266	77,000
Option payment received from Meridian	(84,585)	-
	133,681	77,000
Deferred exploration expenditures
Geological and field expenses	62,591	68,249
Mineral property fees	60,535	37,029
Drilling	368,840	71,191
Assaying	-	11,236
Engineering and consulting	-	46,043
Administration	22,766	-
Equipment and supplies	32,245	-
Services	30,912	-
Personnel	263,763	-
Management fees	73,003	-
Amounts received from Meridian	(986,228)	-
Amounts recovered	(9,946)	-
	(81,519)	233,748
Total	52,162	310,748
Union Bay Property, Alaska, USA
Acquisition costs
Cash payments - staking	-	56,316
	-	56,316
Deferred exploration expenditures
Assaying	-	24,574
Geological and field expenses	-	5,909
Mineral property fees	-	2,737
	-	33,220
Shares - option payments received	(17,100)	(17,100)
Cash - option payments received	(20,000)	(20,000)
Total	(37,100)	52,436

Balance Forward	$15,062	$363,184

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 December
Canadian Funds

	2004	2003
Balance Carried Forward	$15,062	$363,184
Rob Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	-	210,000
Cash - option payments	16,750	16,875
	16,750	226,875
Deferred exploration expenditures
Mineral property fees	18,261	15,218
Engineering and consulting	10,338	10,587
Geological and field expenses	2,709	3,055
Wages	3,571	2,450
Assaying	-	847
	34,879	32,157
Total	51,629	259,032

Yeager Property, Alaska, USA
Acquisition costs
Treasury shares - option payments	126,000	126,000
Cash - option payments	13,400	-
Total	139,400	126,000

Rainbow Hill, Alaska, USA
Acquisition costs
Treasury shares – option payments	14,000	-
Cash – option payments	40,482	-
	54,482	-
Deferred exploration expenditures
Geological and field expenses	376	-
Mineral property fees	11,877	-
Wages	1,968	-
Engineering and consulting	4,810	-
	19,031	-
Total	73,513	-

Balance Forward	$279,604	$748,216

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 December
Canadian Funds

	2004	2003
Balance Carried Forward	$279,604	$748,216

Liberty Bell Property, Alaska, USA
Acquisition costs
Cash payments - staking	-	30,015
	-	30,015
Deferred exploration expenditures
Mineral property fees	3,904	-
Engineering and consulting	553	-
	4,457	-
Total	4,457	30,015
Almaden Property, Idaho, USA
Acquisition costs
Cash - option payments	21,094	23,058
Deferred exploration expenditures
Mineral property fees	22,909	19,286
Geological and field expenses	3,230	2,023
Engineering and consulting	-	242
	26,139	21,551
Total	47,233	44,609

PGM Properties, Sudbury Region, Ontario, Canada
Acquisition costs
Cash - option payments	-	20,000
	-	20,000
Deferred exploration expenditures
Recovery - cash option payments received	-	(20,000)
	-	(20,000)
Total	-	-

Balance Forward	$331,294	$822,840

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 December
Canadian Funds

	2004	2003
Balance Carried Forward	$331,294	$822,840

Eskay Rift Property, British Columbia, Canada
Acquisition costs
Staking costs	47,903	-
	47,903	-
Deferred exploration expenditures
Geological and field expenses	74,583	-
Assaying	24,556	-
Engineering and consulting	75,928	-
	175,067	-
Total	222,970	-

Duke Property, British Columbia, Canada
Acquisition costs
Cash - option payments	10,000	-
Deferred exploration expenditures
Geological and field expenses	11,574	-
Drilling	64,858	-
	76,432	-
Total	86,432	-

Grew Creek Property, Yukon, Canada
Acquisition costs
Cash - option payments	40,000	-
Shares – option payments	15,000	-
Staking costs	20,470	-
	75,470	-
Deferred exploration expenditures
Geological and field expenses	136,519	-
Drilling	389,780	-
Assaying	19,887	-
Engineering and consulting	64,385	-
	610,571	-
Total	686,041	-

Balance Forward	$1,326,737	$822,840

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 December
Canadian Funds

	2004	2003
Balance Carried Forward	$1,326,737	$822,840

General Exploration and Property Examinations
Engineering and consulting	51,251	15,414
Geological and field expenses	9,742	3,110
Assaying	-	193
Total	60,993	18,717

Costs for the Year	1,387,730	841,557
Balance - Beginning of year	6,910,017	6,087,177
Write-off of mineral property costs	(788,376)	(18,717)
Balance - End of Year	$7,509,371	$6,910,017

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

1.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries, Freegold Recovery, Inc. USA, Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu").  All subsidiaries are U.S. corporations which are involved in mineral property exploration.  They have been accounted for under the purchase method.

b)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash equivalents with institutions of high-credit worthiness.

c)

Portfolio Investments

Portfolio investments are recorded at the lower of cost or market value.  Portfolio investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

All mineral properties are assessed on a regular basis to determine whether permanent impairment of value has occurred.  A property will be written off at the time that exploration results indicate no further work is warranted.  A property will be written down to net realizable value of proven and probable reserves, as reserve values are determined.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Asset Retirement Obligation

Effective 1 January 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

f)

Amortization

The Company provides for amortization on its property, plant and equipment at 20% - 45% on a declining balance method.  One half of the rate is applied in the year of acquisition.

g)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

h)

Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after
1 January 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870 the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning 1 January 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In the fiscal year 2002, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

1.

Significant Accounting Policies - Continued

i)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

j)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

k)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

  Monetary assets and liabilities at year-end rates,

  All other assets and liabilities at historical rates, and

  Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

l)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

1.

Significant Accounting Policies - Continued

m)

Flow-Through Shares

During the year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after
19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

2.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts and advances receivable, portfolio investments, restricted cash flow-through, accounts payable, amounts due to related parties, and option payment settlement.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures will be negatively impacted if the U.S. dollar increase versus the Canadian dollar.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

3.

Portfolio Investments

Details are as follows:

	2004				2003
	Number of Shares	% Owned	Book Value	Market Value	Book Value
Pacific North West Capital Corp. (“PFN”)	400,400	1.3%	$139,679	$196,196	$111,756
CanAlaska Ventures Ltd. (“CVV”)	332,400	0.8%	77,032	147,918	63,223
Quaterra Resources Inc. (“Quaterra”)	-	-	-	-	1,500
			$216,711	$344,114	$176,479

The above investments have been accounted for using the cost method.  PFN, CVV and the Company are companies with certain directors in common.  During the year, the Company had a net gain on sale of investments of $30,570 (2003 - $66,591) of which a gain of $Nil (2003 - $48,305) was due to the sale of PFN shares, a gain of $15,420 (2003 - $Nil) was due to the sale of CVV shares and a gain of $15,150 (2003 - $18,286) was due to the sale of Quaterra shares.  The maximum percentage owned of PFN or CVV by the Company at any time during the year was less than 2% (2003 – less than 2%).

4.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	Write-off of Mineral Property Costs	Total 2004	Total 2003
Golden Summit Property	$302,284	$4,633,848	$-	$4,936,132	$4,883,969
Union Bay Property	110,658	87,305	-	197,963	235,063
Rob Property	475,075	128,276	-	603,351	551,723
Yeager Property	430,900	-	(430,900)	-	291,500
Rainbow Hill Property	54,482	19,031	(73,513)	-	-
Liberty Bell Property	30,015	4,457	-	34,472	30,015
Almaden Property	646,150	71,631	-	717,781	670,548
PGM Properties	98,650	148,549	-	247,199	247,199
Eskay Rift Property	47,903	175,067	(222,970)	-	-
Grew Creek Property	75,470	610,571	-	686,041	-
Duke Property	10,000	76,432	-	86,432	-
General Exploration	-	60,993	(60,993)	-	-
	$2,281,587	$6,016,610	$(788,376)	$7,509,371	$6,910,017

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA

By various agreements dated from 1 December 1992 to 9 May 1997, the Company acquired from Fairbanks Exploration Inc. (“FEI”) certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property subject to a 7% working interest held in trust for FEI by the Company.  The property is controlled by the Company through long-term lease agreements or outright claim ownership.  As consideration for the property, the Company agreed to:

•

Issue 100,000 shares of the Company (issued in 1997);

•

Issue 100,000 shares of the Company for each US$1,000,000 in expenditures spent on the property including all underlying lease obligations since 9 May 1997 to an aggregate of 500,000 shares.  As at 31 December 2004, the Company had spent approximately US$4,150,000 on the property since 9 May 1997.  Since the Company has expended the next US$1,000,000, the Company allotted 100,000 shares at $0.36 per share being the market price of the Company common stock at 31 December 2004 (100,000 shares issued in 1998, 100,000 shares issued in 1999, 100,000 shares issued in 2001);

•

Expend a minimum of US$1,767,000 of exploration expenditures on the property before 2000 (completed); and

•

Make all required lease payments to underlying lessors (Note 4a(i-iii)).

The Company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The property is subject to a 2% Net Smelter Royalty (“NSR”).  The Company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992 and amended 15 May 2000 and 30 November 2001, the Company agreed to make advance royalty payments as follows:

		US Funds
1992 – 1998 (US$15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares issued)
2001	$	*50,000	(treasury shares issued)
2002		$50,000	(paid)
2003		$50,000	(paid)
2004		$50,000	(paid)
2005 – 2006 (US$50,000 per year)		$100,000
2007 – 2019 (US$150,000 per year)		$1,950,000

*  This advance royalty payment was settled by issuing 250,000 shares.  These shares were issued during the year ended 31 December 2002.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

Underlying Leases - Continued

(i)

Keystone Claims - Continued

An amendment signing bonus of US$50,000 was paid 1 October 2000.  Until 2006, if the Company terminates the agreement prior to 1 April of any year, the Company's obligation will be the completion of any reclamation work.  If the Company terminates the agreement after 1 April of any year, all obligations must be fulfilled for the calendar year in which the option is terminated.  Advance royalty payments may be made in cash, shares or a combination thereof.

During the exploration stage and before commencement of production, the Company is required to incur minimum exploration expenditures of US$50,000 per year from 2000 to 2006 if the average price of gold exceeds US$300 per ounce in the last quarter of each proceeding year, therefore a minimum expenditure of US$50,000 is required for 2005, as the average price of gold during the last three months of 2004 was above US$300 an ounce.  If the work commitment is not met, in whole or part, in any calendar year, the Company must pay the lessor the difference between the value of the work incurred and US$50,000.

The leased property is subject to a 3% NSR.

(ii)

Vetter / McKibben Claims

By lease agreement dated 1 July 1986 and amended 23 July 1991 and 22 September 1997, the Company agreed to make annual advance royalty payments from 1986 to 2003.

During the 1999 fiscal year, the Company terminated the lease agreement and accordingly all direct acquisition costs have been written off.  The lessors made a claim against the Company for US$250,000 plus costs and punitive damages, being the payment due under the lease for 1999.  During the 2001 fiscal year, the dispute was settled.  The Company agreed to pay US$160,000 of which US$100,000 was paid during 2001.  The remaining US$60,000 will be paid over the next four years commencing in fiscal 2002.  As at
31 December 2004, US$10,800 remains to be paid in 2005.

(iii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the Company assumed the obligation to make advance royalty payments of US$2,500 per year until 1996 (paid) and US$5,000 per year until 2006 (paid to date).  The claims are subject to a 4% NSR which the Company has an option to purchase for the greater of the current value or US$1,000,000, less all advance royalty payments made.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

Underlying Leases - Continued

(iv)

Tolovana Claims

During the year, the Company entered into an agreement with a third party (the “Seller”) whereby the seller will transfer 100% of the rights via Quit Claim Deed to a 20-year lease on the Tolovana Gold Property in Alaska.

Under the terms of the agreement, the Company will assume all of the Seller’s obligations under the lease, which include making annual payments of $1,000 per month for the first 23 months increasing to $1,250 per month for the 24th to the 48th months and increasing to $1,500 after the 49th month and for the duration of the lease.

The property is subject to a sliding scale NSR as follows: 1.5% NSR if gold is below US$300, in the event the price of gold is between US$300 to US$400, a 2.0% NSR is in effect.  In the event that the price of gold is above US$400, the property is subject to a 3.0% NSR.  In addition, the Company has made a cash payment of US$7,500 (paid) on signing and will issue 400,000 shares on regulatory approval (issued). An additional 200,000 shares are to be issued within 30 days of a minimum 200,000 ounce mineral resource being calculated on the property if the resource is established in five years or less from the date of the agreement.

(v)

Meridian Gold Option and Joint Venture

During the year, the Company entered into an option and joint venture agreement with Meridian Gold Company (“Meridian”) with regard to the Gold Summit Project.

Under the agreement, the Golden Summit Project has been divided into three project areas; Areas A, B and C.  Meridian may earn up to a 70 percent interest in Areas A and B, by financing and placing the project into commercial production.

To earn a 50% interest in Areas A and B, Meridian, at its own option must make payments, subscribe to the Company’s shares and incur exploration expenditures as follows:

	Subscribe for Company Shares	Cash Payments US Funds	Incur Exploration Expenditures US Funds
Upon execution of the agreement (shares subscribed and cash received)	* 143,000	$40,000	$-
On or before 31 December 2004	200,000	75,000	** 650,000
On or before 31 December 2005	-	100,000	750,000
On or before 31 December 2006	-	175,000	1,500,000
On or before 31 December 2007	-	-	2,100,000
	343,000	$390,000	$5,000,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

4.

Mineral Property Costs - Continued

a)

Golden Summit Property, Alaska, USA - Continued

Underlying Leases - Continued

(v)

Meridian Gold Option and Joint Venture - Continued

*

143,000 units at $0.70 per unit consisting of one common share and one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a purchase price of $1 expiring within 12 months from the date of issuance.

**

The actual exploration expenditures incurred by Meridian as at 31 December 2004 was $757,879.

Meridian also has the right of first refusal for Area C.

Once vested at a 50% interest, Meridian can earn another 10% to increasing its interest to 60% by completing an independent bankable feasibility study.  If the feasibility study identifies reserves in excess of 500,000 ounces of gold, Meridian must pay US$1.00 for every ounce identified.  To earn a 70% interest, Meridian must arrange all financing and put the project into commercial production.

Subsequent to year-end, Meridian terminated the agreement.  The 200,000 shares and $75,000 to be subscribed/received on or before 31 December 2004 was never subscribed/ received.

b)

Yeager Property, Alaska, USA

Pursuant to an agreement dated 9 July 2002 and amended 31 March 2004 and 15 December 2004, the Company has the option to earn a 100% interest in certain mineral claims, in the Fairbanks Mining District, Alaska, known as the Yeager Property.

As consideration, the Company shall, at its option, make the following payments and issue shares as follows:

	US Funds	Shares
- Upon execution of the agreement (paid)	$12,500	-
- Earlier of 1 October 2003 and approval date (paid/issued)	12,500	300,000
- On or before 1 July 2003 (issued)	-	300,000
- On or before 1 April 2004 (paid)	10,000	-
- On or before 1 July 2004 (issued)	-	300,000
- On or before 1 April 2005	10,000	-
- On or before 1 July 2005	15,000	-
- On or before 1 July 2006	25,000	-
- On or before 1 July 2007	50,000	-
- On or before 1 July 2008	50,000	-
	$185,000	900,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

4.

Mineral Property Costs - Continued

b)

Yeager Property, Alaska, USA - Continued

In addition, the Company must issue an additional 500,000 shares once the Company has expended an aggregate of US$1,000,000 on the property.  The optionor retains a 2% NSR of which the Company may purchase half (1%) for US$1,000,000.

Subsequent to year-end, management has decided not to pursue further exploration on the property.  Accordingly, the associated acquisition and deferred exploration expenditures have been written-off during the year.

c)

Union Bay Property, Alaska, USA

The Company acquired certain mineral claims known as the Union Bay Property, in Alaska, USA, by way of staking.

(i)

By agreement dated 1 October 2002 and amended 2 April 2003, the Company granted to Pacific North West Capital Corp. (“PFN”), a company with certain directors and officers in common, an option to earn a 70% interest in the property.

To earn a 50% interest, PFN, at its option, must subscribe to purchase a private placement of $165,000 (completed in the 2002 fiscal year) and must at its option make cash payments, issue shares and incur exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (issued)	$-	30,000	$-
- On or before 1 July 2003 (received / completed)	20,000	-	30,000
- On or before 30 January 2004 (received)	-	30,000	-
- On or before 1 July 2004 (received / completed)	20,000	-	30,000
- On or before 1 July 2005	30,000	-	340,000
- On or before 1 July 2006	30,000	-	600,000
	$100,000	60,000	$1,000,000

Upon vesting with a 50% interest, PFN may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of having vested.  Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years of the date of election.  In the event the bankable feasibility study indicates an internal rate of return in excess of 15%, PFN agrees to make cash payments in the amount of $50,000 per year for each year the project is delayed from being placed into commercial production.

PFN is responsible for the annual rents due on the property.  These rental payments shall be made on or before 1 August of each year the agreement is in effect.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

4.

Mineral Property Costs - Continued

c)

Union Bay Property, Alaska, USA - Continued

(i)

- Continued

Under an amendment dated 2 April 2003, in the event a major mining company elects to participate in the project before PFN vests with a 50% interest, and subsequently vests with an interest in the property, the Company and PFN shall each, at the time of vesting, be deemed to hold a 50% interest in the property and PFN shall relinquish its right to earn a 60% or 70% interest.  PFN will then issue shares to the value of $100,000 to the Company within 15 days of PFN becoming vested. The shares will be issued at a price equivalent to the volume weighted five-day average price preceding the vesting date.  In addition, PFN will receive 100% of the first US$60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the Company and PFN.

(ii)

Joint Venture Agreement

By agreement dated 21 May 2003 with Lonmin PLC (“Lonmin”) (a major mining company), the Company and PFN granted Lonmin an option to earn up to a 70% interest in the Union Bay platinum project.  Under the agreement, Lonmin must incur, at its option, exploration expenditures of US$815,000 (completed) in 2003 and a minimum of US$1,000,000 per year in 2004 (completed), 2005 and 2006 and US$750,000 for each year thereafter.  Lonmin may earn the 70% interest in the project by delivering a full feasibility study.  Upon the decision, by the management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.  Following commencement of commercial production, the Company and PFN will each repay their share of the exploration costs and contribute pro rata to operating costs.  PFN is the operator of the project during the exploration phase.

d)

Rob Property, Alaska, USA

By agreement dated 9 July 2002 the Company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Good Paster Mining district, Alaska, known as the Rob Property.

As consideration, the Company shall, at its option, make the following payments and issue shares as follows:

	US Funds	Shares
- Upon execution of the agreement (paid)	$7,000	-
- Earlier of 1 September 2002 and approval date (paid/issued)	7,000	500,000
- On or before 1 July 2003 (paid/issued)	2,500	500,000
- On or before 1 July 2004 (paid)	2,500	-
- On or before 1 July 2005	2,500	-
- On or before 1 July 2006	2,500	-
- On or before 1 July 2007	2,500	-
- On or before 1 July 2008	2,500	-
	$29,000	1,000,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

4.

Mineral Property Costs - Continued

d)

Rob Property, Alaska, USA - Continued

The Company is also responsible to make payments for an underlying agreement with the vendor as follows:

US Funds
- On or before 1 July 2003 (paid)	$10,000
- On or before 1 July 2004 (paid)	10,000
- On or before 1 December 2005	15,000
- On or before 1 December 2006	20,000
- On or before 1 December 2007	25,000
$80,000

In addition, the Company is also required to expend a total of US$1,000,000 in exploration expenditures on the property prior to 31 December 2008 ($88,778 spent to date).  Minimum work in any given year shall not be less than US$10,600 per year.  If the Company fulfills this US$1,000,000 exploration expenditure requirement, an additional 500,000 shares of the Company must be issued.

Commencing 1 December 2008 annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than US$350	US$30,000
US$350 to US$400	US$40,000
More than US$400	US$50,000

The vendor shall retain an NSR, which shall vary according to the London gold price for the preceding six-month period as follows:  1% for gold price less than US$300, 1.5% for gold prices between US$301 and US$350, and 2% for gold prices greater than US$350.  The NSR may be purchased for US$500,000 for each percentage point.  An undivided 100% interest in the property may be purchased for US$1,500,000.

The vendor retains a 1% NSR which the Company may purchase for US$1,000,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

4.

Mineral Property Costs - Continued

e)

Rainbow Hill Property, Alaska, USA

By agreement dated 28 August 2003 the Company can acquire, from CVV, a company with certain directors and officers in common, up to a 65% interest in certain mineral claims known as the Rainbow Hill Property located in Valdez Mining District central Alaska.  To acquire a 50% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon execution of the agreement (paid)	-	$10,000	$-
Within 5 days of regulatory approval (issued)	50,000	-	-
On or before 31 December 2003 (paid)	-	20,000	10,000
On or before 31 December 2004 *	-	30,000	150,000
On or before 28 May 2005	50,000	-	-
On or before 31 December 2005	-	50,000	250,000
On or before 28 May 2006	50,000	-	-
On or before 31 December 2006	-	50,000	450,000
On or before 28 May 2007	50,000	-	-
On or before 31 December 2007	-	-	550,000
On or before 28 May 2008	50,000	-	-
On or before 31 December 2008	-	-	590,000
On or before 28 May 2009	50,000	-	-
	300,000	$160,000	$2,000,000

The Company will be the operator of the project and is responsible for the annual rents due on the property.  Once vested, the Company may increase its interest to 60% by completing a feasibility study within two years.  An additional 5% may be earned by commencing commercial production two years after a positive feasibility study.  In the event that a bankable feasibility study indicates an internal rate of return in excess of 15%, the Company will be required to make cash payments of $250,000 per year for each year the project is not put into commercial production.

In the event that a major mining company (“Major”) elects to participate in the project before the Company vests with a 50% interest (with the Company having expended less that US$1,000,000), the Company will issue up to 1,000,000 shares to CVV.  In the event that a Major elects to participate in the project before the Company vests with a 50% interest, and after the Company expended US$1,000,000 but before expending US$2,000,000, the Company will issue up to 750,000 shares to CVV.

*

During the year, the Company terminated this agreement.  The $30,000 cash payment due on 31 December 2004 was not paid.  Accordingly, all costs associated with the property have been written off.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

4.

Mineral Property Costs - Continued

f)

Liberty Bell Property, Alaska, USA

The Company acquired by staking 48 one hundred sixty-acre state mining claims plus 46 forty-acre state mining claims in the Bonnifield Mining District, Nenana Recording District, Alaska.

g)

Almaden Property, Washington County, Idaho, USA

By agreement dated 13 December 1995 and various amendments, the Company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the Company paid US$250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.

Pursuant to the Company submitting a feasibility report, the Company entered into a joint venture agreement whereby 60% of all further costs spent on the property are the responsibility of the Company.  The joint venture assumed the requirements to pay US$250,000 to underlying optionors (paid), US$4 per month for each acre acquired (approximately US$10,000 per year [paid to date]) and US$24,000 per year (US$6,000 annually [paid to date] and the remaining US$18,000 is deferred for payment upon commencement of commercial production).  The US$18,000 annual contingent liability has not been recorded in these financial statements due to the uncertainty of going into commercial production.  This accumulated contingent liability for lease payments due on commencement of commercial production is US$414,000.

By agreement dated 17 April 2001, the Company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. ("Ican") and Canu Resources, Inc. ("Canu") for 500,000 shares of the Company (issued). The Company now owns a 100% interest in the Almaden Property, subject to underlying lease agreements.  The issued Company shares are subject to a voluntary pooling and voting agreement. Using the recent purchase price as the imputed value, management, for conservative purposes, wrote down the Almaden Property to $576,648 in 2001.

The property is subject to a production royalty of 4% of net returns and a 1% NSR if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

4.

Mineral Property Costs - Continued

h)

PGM A Property, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the Company acquired a property in the Sudbury region, Ontario known as the PGM A Property.  During the prior year, the Company earned a 100% interest in the property by making cash payments of $100,000, issuing 300,000 shares and incurring exploration expenditures of $50,000.  The Company is also required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

The property is subject to a 3% NSR.   The Company has the right to purchase up to 2% of the NSR for $3,000,000.  The first 1% for $1,000,000 and the second 1% for $2,000,000.

By Letter Agreement dated 16 November 2001, the Company granted to PFN, a company with certain directors in common, an option to earn a 70% interest in PGM A for cash payments of $55,000, issuance of 20,000 PFN shares and exploration expenditures on the property of $55,000 (completed).

PFN has the right to purchase an additional 30% interest in the property by paying to the Company $750,000.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

i)

Grew Creek Property, Yukon Territory, Canada

By Letter Agreement dated 27 May 2004 the Company can acquire, from a third party (“Optionor”), up to a 100% interest in certain mineral claims known as the Grew Creek Property located in Whitehorse Mining District, Yukon Territory.  To acquire a 100% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon signing the letter agreement (paid)	-	$5,000	$-
Within 5 days of regulatory approval (issued/paid)	50,000	35,000	-
On or before 27 May 2005	50,000	45,000	75,000
On or before 27 May 2006	50,000	65,000	150,000
On or before 27 May 2007	50,000	75,000	325,000
On or before 27 May 2008	-	80,000	450,000
On or before 27 May 2009	-	-	500,000
	200,000	$305,000	$1,500,000

The project is subject to a 3% NSR.  In the event that commercial production has not commenced on the property by the 6th anniversary of the Letter Agreement, the Company shall make an advance royalty payment in the amount of $50,000.  On the 7th Anniversary, the advance royalty payments shall increase to $100,000 and remain at that level until such time that commercial production commences, or until the Company notifies the Optionor that it does not intend to proceed to commercial production.  These advance royalty payments made shall be deducted from the NSR payments due.  Once commercial production has commenced the minimum annual royalty payable shall be $50,000.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

4.

Mineral Property Costs - Continued

j)

Eskay Rift Property, British Columbia, Canada

During the year, the Company acquired, by staking, a 100% interest in 440 claim units in the Kiniskan area of northern British Columbia.

Subsequent to year-end, management has decided not to pursue further exploration on the property.  Accordingly, the associated acquisition and deferred exploration expenditures have been written-off during the year.

k)

Duke Property, British Columbia, Canada

By agreement dated 21 October 2004 and amended 24 December 2004 the Company can acquire, from a third party (“the Optionor”), up to a 70% interest in certain mineral claims known as the Duke Property located in Merritt, British Columbia.  To acquire a 51% interest in the property, the Company must, at its option, complete the following:

	Issue Shares	Cash Payments	Cumulative Exploration Expenditures
Upon receipt of drill permits (paid)	-	$10,000	-
Upon receipt of regulatory approval	25,000	-	-
On or before 31 May 2005	25,000	-	-
On or before 1 October 2005	-	-	100,000
On or before 21 October 2005	50,000	-	-
On or before 1 October 2006	-	-	350,000
On or before 1 October 2007	-	-	750,000
	100,000	$10,000

Upon written notification of completion of the exploration expenditures, cash payments and share issuances set out above, the Company shall vest with a 51% interest in the project.  The Company may further elect, within 120 days of the notification date of vesting with a 51% interest, to increase its interest to 70% by paying an additional $150,000 and the Company at its sole election may pay up to 50% of the $150,000 in shares and incurring an additional $1,000,000 in exploration expenditures within three years of the election date.

The Company will act as operator of the property; the Company may terminate this agreement at any time within 30 days written notice upon completing the $100,000 exploration expenditure and the $10,000 payment.

This agreement is subject to regulatory approval.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

5.

Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2004 Net Book Value	2003 Net Book Value
Automotive equipment	$32,744	$(32,744)	$-	$574
Office equipment	181,736	(143,840)	37,896	33,253
	$214,480	$(176,584)	$37,896	$33,827

6.

Related Party Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

As at 31 December 2004, amounts due to related parties consists of $20,960 (2003 - $NIL) owing to a company controlled by a director and officer.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b)

During the year, management fees of $124,640 (2003 - $124,800; 2002 - $97,290) were paid to a director and officer.

c)

During the year, consulting fees of $40,900 (2003 - $26,876; - 2002 - $7,814) were paid to an officer.

d)

During the year, accounting fees of $41,713 (2003 - $35,315; 2002 - $600) were paid to an officer.

e)

During the year, rent of $40,015 (2003 - $40,015; 2002 - $40,015) was paid to a company controlled by a director and officer.

f)

During the year, consulting fees of $Nil (2003 - $34,900; 2002 - $34,500) were paid to a director.

7.

Share Capital

a)

By a Special Resolution passed 14 June 2001, the Company changed its name from International Freegold Mineral Development Inc. to Freegold Ventures Limited.  The Company also consolidated its share capital on a one new share for four old shares basis.  The authorized share capital of the Company was increased to 100,000,000 common shares without par value.

All shares shown in these financial statements are presented on a post-consolidation basis for consistency purposes.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

7.

Share Capital - Continued

b)

Private Placements

During the year, the Company issued 2,713,000, units through private placements for gross proceeds of $1,128,100 as follows:

i)

143,000 units at $0.70 per unit consisting of one common share and one non-transferable share purchase warrant for gross proceeds of $100,100.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a purchase price of $1.00 expiring 15 April 2005.

ii)

2,570,000 flow-through units at $0.40 per unit for gross proceeds of $1,028,000.  Each unit consists of one flow-through common share and one-half of one non-transferable, non-flow-through share purchase warrant, each whole warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from the closing date at a price of $0.50 per warrant share. A finder’s fee of 7% was paid of which $35,000 was cash and 87,500 were shares.  Agents whose participation exceeded $125,000 received additional agent’s warrants entitling the agent to purchase one additional common share of the Company at a purchase price of $0.50 for a period of 12 months.  Therefore, 250,000 agent’s warrants were issued.

During the prior year, the Company issued 10,674,097 special warrants and/or units through private placements for gross proceeds of $4,975,710 as follows:

i)

1,038,860 units consisting of one common share and one non-transferable share purchase warrant for gross proceeds of $418,877.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.45 for non-arm’s-length parties and $0.50 for arm’s-length parties expiring 18 July 2004.  A total of 203,659 units were purchased by related parties.

ii)

1,989,500 special warrants converted to one common share and one-half non-transferable share purchase warrant for gross proceeds of $895,275.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.55 expiring 20 September 2004.

iii)

255,697 special warrants converted to one common share and one-half non-transferable share purchase warrant for gross proceeds of $117,544.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.49 for non-arm’s-length parties and $0.55 for arm’s-length parties expiring 5 December 2004. A total of 62,000 units were purchased by related parties.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

7.

Share Capital - Continued

b)

Private Placements - Continued

iv)

3,977,232 units consisting of one common share and one-half non-transferable share purchase warrant for gross proceeds of $1,789,754.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.55 expiring 21 October 2004. A total of 806,121 units were purchased by companies controlled by related parties.  The Company issued 122,800 units as a finder’s fee to a third party for this placement.

v)

1,383,999 units consisting of one common share and one-half non-transferable share purchase warrant for gross proceeds of $622,800.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.55 expiring
21 November 2004.

vi)

838,333 units consisting of one common share and one-half non-transferable share purchase warrant for gross proceeds of $381,460.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.55 expiring 21 November 2004. A total of 42,100 units were purchased by related parties.

vii)

1,190,476 flow-through units consisting of one flow-through common share and one-half non-flow-through, non-transferable share purchase warrant for gross proceeds of $750,000.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.70 expiring 18 December 2004.  The Company issued 51,890 units as a finder’s fee to third parties for this placement.

c)

Flow-Through Shares

Flow-through shares are shares issued by a Company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualifying mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.  Restricted Cash – Flow-Through represents funds that have not been spent as at the balance sheet date.

d)

Exercise of Warrant and Options

i)

During the year, Nil (2003 - 190,839) warrants were exercised for gross proceeds of $Nil (2003 -$87,028).

ii)

During the year, 25,000 (2003 - 60,000) options were exercised for gross proceeds of $12,000 (2003 -$30,000).

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Warrants

As at 31 December 2004, the following share purchase warrants are outstanding:

Number	Price per Share	Expiry Date
25,000	$0.47	19 January 2005	***
25,000	$0.47	19 February 2005
25,000	$0.47	19 March 2005
143,000	$1.00	15 April 2005
12,500	$0.47	19 April 2005
1,164,286	$0.60	18 May 2005
994,750	$0.55	1 June 2005	**
160,222	$0.50	1 June 2005	**
96,848	$0.55	1 June 2005	**
1,861,057	$0.55	1 June 2005	**
61,400	$0.55	1 June 2005	**
398,116	$0.55	1 June 2005	**
691,998	$0.55	1 June 2005	**
620,238	$0.70	1 June 2005	**
25,000	$0.47	1 June 2005	**
207,600	$0.55	1 June 2005	**
374,625	$0.50	17 June 2005	*
1,366,500	$0.60	5 July 2005
474,471	$0.50	18 July 2005	*
325,000	$0.50	20 December 2005
62,500	$0.50	20 December 2005
187,500	$0.50	20 December 2005
960,000	$0.50	23 December 2005
10,262,611

*

During the year, the expiry date of 849,096 warrants exercisable at $0.50 were extended for an additional one year.

**

During the year, the expiry date of 5,117,229 warrants exercisable for prices from $0.47 to $0.55 was extended until 1 June 2005.

***

Expired subsequent to year-end.

f)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants to a maximum of 5,258,341 options.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s board of directors.  The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.  Options vest upon the discretion of the Board of Directors.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

7.

Share Capital - Continued

f)

Share Purchase Options - Continued

A summary of the Company’s options at 31 December 2004 and the changes for the year are as follows:

Number Outstanding 31 December 2003	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2004	Exercise Price Per Share	Expiry Date
160,000	-	-	(20,000)	-	140,000	$0.50	11 February 2005
324,500	-	-	(10,000)	-	314,500	$0.50	28 February 2005
20,000	-	-	(12,500)	-	7,500	$0.50	5 May 2005
975,000	-	-	-	-	975,000	$0.50	31 December 2007
100,000	-	-	-	(100,000)	-	$0.25	1 July 2004
1,300,000	-	(25,000)	(115,000)		1,160,000	$0.48	10 September 2008
100,000	-	-	-	-	100,000	$0.25	1 July 2007
-	120,000	-	(30,000)	-	90,000	$0.55	10 February 2007
-	50,000	-	-	-	50,000	$0.31	1 July 2007
-	100,000	-	-	-	100,000	$0.25	1 July 2007
-	2,000,000	-	-	-	2,000,000	$0.40/$0.50	5 November 2009
2,979,500	2,270,000	(25,000)	(187,500)	(100,000)	4,937,000

Effective 1 January 2003, the company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 1h).  The new standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the year, the Company extended the expiry dates for the 100,000 stock options exercisable at $0.25 previously granted to a consultant of the company for an additional three years to 1 July 2007.  For the options that had alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option. The total additional fair value of the options extended was calculated to be $6,000.  This amount was recorded in the Company accounts during the year as stock-based compensation expense.  The offsetting entry is to share capital.

During the year, the Company granted options to purchase up to 120,000 shares of the Company’s stock to non-employees of the Company at an exercise price of $0.55 per share.  Of these options, 30,000 were cancelled approximately two months after the grant date. The estimated total fair value of the 90,000 options is $ 21,700 on the grant date.  This amount was recorded in the Company accounts during the year as stock-based compensation expense.  The offsetting entry is to share capital.

During the year, the Company granted options to purchase up to 50,000 shares of the Company’s stock to non-employees of the Company at an exercise price of $0.31 per share.  The estimated total fair value of the 50,000 options is $ 6,600 on the grant date.  This amount was recorded in the Company accounts during the year as stock-based compensation expense.  The offsetting entry is to share capital.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

7.

Share Capital - Continued

f)

Share Purchase Options - Continued

During the year, the Company granted options to purchase up to 2,000,000 shares of the Company’s stock of the Company at an exercise price of $0.40 in years 1, 2 and 3 and  $0.50 in years 4 and 5 per share.  Of these options, 525,000 options were granted to directors and officers of the Company and the remaining 1,475,000 were granted to non-employees.  The total estimated fair value of the 2,000,000 options is $427,000.  Since the options were granted under a graded vesting schedule, $127,000 ($33,338 to directors and officers and $93,662 to non-employees) of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the year.  The offsetting entry is to share capital.

During the prior year, the Company granted options to purchase up to 750,000 shares of the Company’s stock to non-employees of the company at an exercise price of $0.25 to $0.48 per share, with an estimated total fair value of $208,200 on the grant date.  Since the options were granted under a graded vesting schedule, $87,903 of the fair value has been recorded in the Company accounts as stock-based compensation expenses during the current year as consulting fees (2003 - $120,297).  The offsetting entry is to share capital.

During the prior year, the Company granted and/or amended options to purchase up to 750,000 shares of the Company’s stock to directors and officers of the Company at an exercise price of $0.48 per share, with an estimated total fair value of $250,000 on the grant date.  Since the options were granted under a graded vesting schedule, $108,947 of the total fair value has been recorded in the Company accounts during the current year as stock-based compensation expenses (2003 - $141,053).  The offsetting entry is to share capital.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	73.52%	89.54%
Risk-free interest rate	3.75%	3.70%
Expected life of options	4.8 years	4.5 years

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

7.

Share Capital - Continued

f)

Share Purchase Options - Continued

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

g)

Escrow Shares

During the prior year, 15,651 shares were released from escrow.  No further shares are held in escrow.

h)

Performance Shares

During the year, 1,314,585 performance shares were reserved for issue.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the Company.

8.

Income Taxes

The Company has incurred certain mineral property related expenditures of approximately $1,799,000 in Canada, which may be carried forward indefinitely and are available to offset future taxable income.

The Company has non-capital losses for Canadian tax purposes of approximately $3,958,000, which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount
2005	$830,000
2006	550,000
2009	480,000
2010	999,000
2014	1,099,000
$3,958,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

8.

Income Taxes - Continued

The Company has net operating loss carryovers for US tax purposes of approximately US$16,115,500, which are available to offset future taxable income.  These losses may be carried forward and expire as follows:

Amount (US Funds)
2009	$89,000
2010	29,000
2011	4,000
2013	1,770,000
2014	8,334,000
2020	3,061,000
2021	2,807,000
2022	1,100
2023	20,400
$16,115,500

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

Future Income Tax Recovery

During the current year, flow-through shares totalling $1,028,000 were issued, which funds are required to be spent on certain Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced.  However, because the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

9.

Segmented Information

Details on a geographic basis as at 31 December 2004 are as follows:

	USA.	Canada	Total
Assets	$6,601,475	$3,841,182	$10,442,657
Mineral property costs	$6,489,699	$1,019,672	$7,509,371
Loss for the year	$(447,510)	$(1,205,211)	$(1,652,721)

Details on a geographic basis as at 31 December 2003 are as follows:

	USA.	Canada	Total
Assets	$5,996,781	$4,562,455	$10,559,236
Mineral property costs	$6,634,818	$274,199	$6,910,017
Loss for the year	$(6,200)	$(1,171,723)	$(1,177,923)

Details on a geographic basis as at 31 December 2002 are as follows:

	USA.	Canada	Total
Assets	$5,844,629	$476,768	$6,321,397
Mineral property costs	$5,839,978	$247,199	$6,087,177
Loss for the year	$(1,348)	$(786,653)	$(788,001)

10.

Commitments

By agreement dated 1 July 2001 and amended 8 November 2001, the Company entered into a five-year lease for premises with a Company controlled by a director and officer.  Minimum basic rent is as follows:

2005	$12,636

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.  Total basic rent paid during the current year was $25,272 (2003 - $25,272).

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

11.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The Company has not yet obtained an independent report for United States GAAP purposes, therefore, the Company’s mineral property costs have been written off.

b)

Under United States GAAP, stock compensation expense is recorded, as shares held in escrow become eligible for release, at the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The shares held in escrow were performance shares which were issued to certain directors who reorganized the Company’s business affairs and raised financing sufficient to fund the Company’s business plan.

c)

Under United States GAAP, investments available for sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

d)

Under United States GAAP, adjustments arising from foreign currency translations are deferred until realization and are included as a separate component of shareholders’ equity as a component of comprehensive income or loss.  Therefore, translation adjustments are not included in determining net income but reported as other comprehensive income.  Under Canadian GAAP, translation adjustments are included in net income.  There is no comprehensive income category in Canada.

e)

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

11.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

e)

- Continued

In March, 2004, the Canadian Institute of Chartered Accountants (“CICA”) released EIC – 146 “Flow-Through Shares”, which requires the future income tax liability resulting from the timing differences on exploration expenditures renounced to investors and the resulting draw down of such future income tax liability be recorded as a credit to income upon renunciation of the exploration expenditures by the Company.  EIC – 146 is effective for all flow-through share transactions initiated after March 19, 2004.

U.S. GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet.  At the time the expenditures are renounced, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet recorded.  During the years presented, there were no GAAP differences.

f)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative Amounts from 22 July 1985 to 31 December 2004 (unaudited)	Year Ended 31 December 2004	Year Ended 31 December 2003	Year Ended 31 December 2002
Loss for the period as reported	$(20,138,938)	$(1,652,721)	$(1,177,923)	$(788,001)
Stock compensation expense	(244,404)	-	-	-
Write-off of mineral property costs	(7,509,371)	(599,354)	(822,840)	(817,418)
Foreign exchange adjustment	(35,897)	(13,520)	(22,377)	-
Loss for the period in accordance with United States GAAP	$(27,928,610)	$(2,265,595)	$(2,023,140)	$(1,605,419)

	Year Ended 31 December 2004	Year Ended 31 December 2003	Year Ended 31 December 2002
Primary loss per share for the year in accordance with United States GAAP	$(0.08)	$(0.11)	$(0.14)

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

11.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

g)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Cumulative Amounts from 22 July 1985 to 31 December 2004 (unaudited)	Year Ended 31 December 2004	Year Ended 31 December 2003	Year Ended 31 December 2002
Deficit - As reported	$(21,104,497)	$(21,104,497)	$(19,396,866)	$(17,946,772)
Stock compensation expense	(244,404)	(244,404)	(244,404)	(244,404)
Write-off of mineral property costs	(7,509,371)	(7,509,371)	(6,910,017)	(6,087,177)
Share issuance costs	965,559	965,559	910,649	638,478
Foreign exchange adjustment	(35,897)	(35,897)	(22,377)	-
Deficit in accordance with United States GAAP	$(27,928,610)	$(27,928,610)	$(25,663,015)	$(23,639,875)

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

11.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

h)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares
	Number	Amount	Deficit	Comprehensive Income	Total
Shareholders’ equity balance as reported at 31 December 2002	14,367,079	$24,144,016	$(17,946,772)	$-	$6,197,244
Stock compensation expense	-	244,404	(244,404)	-	-
Write-off of mineral property costs	-	-	(6,087,177)	-	(6,087,177)
Share issuance costs	-	(638,478)	638,478	-	-
Investments held for re-sale	-	-	-	101,341	101,341
Shareholders’ equity in accordance with United States GAAP at 31 December 2002	14,367,079	$23,749,942	$(23,639,875)	$101,341	$211,408
Shareholders’ equity balance as reported at 31 December 2003	26,266,705	$29,834,104	$(19,396,866)	$-	$10,437,238
Stock compensation expense	-	244,404	(244,404)	-	-
Write-off of mineral property costs	-	-	(6,910,017)	-	(6,910,017)
Share issuance costs	-	(910,649)	910,649	-	-
Investments held for re-sale	-	-	-	288,129	288,129
Foreign exchange adjustment	-	-	(22,377)	22,377	-
Shareholders’ equity in accordance with United States GAAP at 31 December 2003	26,266,705	$29,167,859	$(25,663,015)	$310,506	$3,815,350
Shareholders’ equity balance as reported at 31 December 2004	29,992,205	$31,269,386	$(21,104,497)	$-	$10,164,889
Stock compensation expense	-	244,404	(244,404)	-	-
Write-off of mineral property costs	-	-	(7,509,371)	-	(7,509,371)
Share issuance costs	-	(965,559)	965,559	-	-
Investments held for re-sale	-	-	-	127,403	127,403
Foreign exchange adjustment	-	-	(35,897)	35,897	-
Shareholders’ equity in accordance with United States GAAP at 31 December 2004	29,992,205	$30,548,231	$(27,928,610)	$163,300	$2,782,921

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

11.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

i)

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”.  SFAS No. 141 mandates the purchase method of accounting for all business combinations initiated after
30 June 2001.  In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in business combinations completed after 30 June 2001.  The Company adopted SFAS No. 141, as required, with no material impact on its financial statements.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which revises the accounting for purchased goodwill and other intangible assets.  Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be systematically amortized into operating results.  Instead, each of these assets will be tested, in the absence of an indicator of possible impairment, at least annually, and upon an indicator of possible impairment, immediately. The Company adopted SFAS No. 142, as required, on 1 January 2002, with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations".  SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset.  Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement.  The Company adopted SFAS No. 143, as required, on 1 January 2003, with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”.  SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121.  Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required.  The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.  SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect.  As a result, the criteria in APB No. 30 will now be used to classify those gains and losses.  Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.  Finally, SFAS No. 145 also makes technical corrections to existing pronouncements.  While those corrections are not substantive in nature, in some instances, they may change accounting practice.  The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on 15 May 2002 for transactions occurring after such date with no material impact on its financial statements.  The Company adopted the remaining provisions of SFAS No. 145, as required, on 1 January 2003, with no material impact on its financial statements.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

11.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

i)

New Accounting Pronouncements - Continued

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded.  SFAS No. 146 requires that a liability for a cost associated with a covered exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time.  If employees are not required to render service until they are terminated in order to receive the one-time termination benefits or if employees will not be retained to render service beyond the minimum retention period (as dictated by existing law, statute or contract, or in the absence thereof, 60 days), a liability for the termination benefits shall be recognized and measured at its fair value at the communication date.  If employees are required to render service until they are terminated in order to receive the one-time termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date.  The liability shall be recognized rateably over the future service period.  SFAS No. 146 also dictates that a liability for costs to terminate an operating lease or other contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms.  A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract.  SFAS No. 146 further dictates that a liability for other covered costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred.  The Company adopted SFAS No. 146, as required, on 1 January 2003 with no material impact on its financial statements.

In November 2002, the FASB issued FASB interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.  FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of certain guarantees.  FIN 45 also requires disclosure about certain guarantees that an entity has issued.  The disclosure requirements of FIN 45 were effective for fiscal years ending after 15 December 2002.  The Company adopted the provisions of FIN 45, as required, on 1 January 2002 with no material impact on its financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure".  SFAS 148 amends SFAS 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after 15 December 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after 15 December 2002.  The Company adopted SFAS No. 148, as required, on 1 January 2003 with no material impact on its financial statements.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

11.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

i)

New Accounting Pronouncements - Continued

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of APB No. 51.”   FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after 31 January 2003.  For variable interest entities created or acquired prior to 1 February 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after
15 June 2003.  The Company adopted the provisions of  FIN 46, as required, with no material impact on its financial statements

On April 30, 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities.".  SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The new guidance amends SFAS 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is effective for contracts entered into or modified after 30 June 2003 and for hedging relationships designated after
30 June 2003. The Company adopted SFAS 149, as required, on 1 July 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after 31 May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003.  The Company adopted SFAS 150, as required, on 1 July 2003, with no material impact on its financial statements.

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.  SAB No. 104 revises or rescinds portions of the interpretive guidance included in Tope 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations.  The adoption of SAB No. 104 did not have a material effect on the Company’s financial statements.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

11.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - Continued

i)

New Accounting Pronouncements - Continued

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.  SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after 15 June 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after 15 December 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after 15 December 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.  SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2004 and 2003
Canadian Funds

12.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.